Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakernet.com

CONFIDENTIAL December 4, 2009 Jay Ingram, Esq. Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C., 20549	Robert A. Grauman Tel: +1 212 891-3587 Fax: +1 212 310-1687 Robert.a.grauman@bakernet.com VIA EDGAR

RE:  A-Power Energy Generation Systems, Ltd. -Registration Statement on Form F-3,
filed September 18, 2009 (Registration No. 333-161983) (the “F-3”)

Dear Mr. Ingram:

On behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), we are filing  Amendment No. 2 to the above-referenced F-3 (“Amendment No. 2”).

In our telephone conversation on Wednesday, December 2, you advised that the Staff had completed its review of the F-3 and did not have further comments.  This confirms that, as I noted in our conversation, on November 30, 2009 we were also advised telephonically by Ms. Jessica Kane, of the Staff, that the Staff had completed its review of the Company’s Form 20-F for the year ended December 31, 2008 and did not have further comments on that report.  Accordingly, the Company is filing Amendment No. 2 to update and revise the list of documents incorporated by reference in the F-3 to include:

(i) Amendment No. 1 to the Company’s Form 20-F for the year ended December 31, 2008, filed December 2, 2009

(ii) the Company’s Report on Form 6-K, also filed December 2, 2009, and

(iii) the Company’s Form 6-K filed on December 3, 2009.

The Company’s Report on Form 6-K filed December 2, 2009 included the Company’s unaudited interim financial statements as at and for the six months ended June 30, 2009 and its Operating and Financial Review and Prospects for the Six Months Ended June 30, 2009.  The Company’s Report on Form 6-K filed December 3, 2009 included the Company’s earnings announcement for the nine months ended September 30, 2009 and two announcements of new contracts obtained by the Company.  Amendment No. 2 incorporates into the F-3 the Company’s Exchange Act filings made on December 2 and December 3 in order to provide updated information generally, to incorporate by reference financial statements that comply with the age requirements of 5(b)(2) of Form F-3 and 8.A.5 of Form 20-F, and also to incorporate by reference the more recent financial information issued by the Company, as required by Item 8.A.5 of Form 20-F.  Amendment No. 2 also contains updated information regarding the market prices of the Company’s common shares.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Contemporaneously with the filing of Amendment No. 2, the Company is submitting a letter containing (i) its request for acceleration of the effectiveness of the registration statement to December 8, 2009 and (ii) the Company’s acknowledgement of certain matters relating to the effects of the Staff’s review and comments on the registration statement.

Thank you for your courtesy and cooperation in connection with your review of the F-3.  Should the Staff have any questions, kindly contact the undersigned at (212) 891-3587.

Sincerely yours,

/s/ Robert A. Grauman
Robert A. Grauman

cc:	Jinxiang Lu A-Power Energy Generation Systems, Ltd. Omer Ozden, Esq.